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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 SELFCARE, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   81631R 10 7
             -------------------------------------------------------
                                 (CUSIP Number)


                                   ----------


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CUSIP NO. 81631R 10 7              13G             PAGE 2 OF 6 PAGES
---------------------                             ------------------


-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Willard L. Umphrey
-------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
                                                                      (B) [ ]
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.A.
-------------------------------------------------------------------------------
   NUMBER OF    5.   SOLE VOTING POWER    363,125
    SHARES
BENEFICIALLY    ------------------------------------------------------------
OWNED BY EACH   6.   SHARED VOTING POWER   217,435
 REPORTING
PERSON WITH     ------------------------------------------------------------
                7.   SOLE DISPOSITIVE POWER   363,125

                ------------------------------------------------------------
                8.   SHARED DISPOSITIVE POWER   217,435

-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         580,560
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [X]

      Such number excludes (i) a warrant to purchase 234,000 shares of Common Stock held by USB '93 Technology Associates Limited Partnership, a limited partnership whose general partner is USB '93 Technology, Inc., a corporation whose president and chief executive officer is the Reporting Person, (ii) a warrant to purchase 136,500 shares of Common Stock held by the Reporting Person's wife, and (iii) 121,118 shares of Common Stock, a warrant to purchase 2,272 shares of Common Stock, and a note convertible into 17,391 shares of Common Stock as of December 31, 1997 held by a retirement account for the benefit of Leon Okurowski, an affiliate of U.S. Boston Capital Corporation, of which the Reporting Person is one of two trustees. The Reporting Person disclaims beneficial ownership of the foregoing.
-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.9%
-------------------------------------------------------------------------------

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CUSIP NO. 81631R 10 7              13G             PAGE 3 OF 6 PAGES
---------------------                             ------------------

-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON
                IN
-------------------------------------------------------------------------------


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CUSIP NO. 81631R 10 7              13G             PAGE 4 OF 6 PAGES
---------------------                             ------------------



ITEM 1(a).  NAME OF ISSUER:

            Selfcare, Inc.
            --------------------------------------------------------------------
ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            200 Prospect Street, Waltham, Massachusetts 02154
            --------------------------------------------------------------------
ITEM 2(a).  NAME OF PERSON FILING:

            Willard L. Umphrey
            --------------------------------------------------------------------
ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            14 D North Commons, Lincoln, Massachusetts 01773
            --------------------------------------------------------------------
ITEM 2(c).  CITIZENSHIP:

            U.S.A.
            --------------------------------------------------------------------
ITEM 2(d)   TITLE OF CLASS OF SECURITIES:

            Common Stock, Par Value $.001 Per Share
            --------------------------------------------------------------------
ITEM 2(e)   CUSIP NUMBER:

            81631R 10 7
            --------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable

ITEM 4.     OWNERSHIP.

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1
(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.


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CUSIP NO. 81631R 10 7              13G             PAGE 5 OF 6 PAGES
---------------------                             ------------------

      (a)   Amount beneficially owned:

            580,560 (of which the reporting person has the right to acquire 129,097 shares)
            ---------------------------------------------------------------

      (b)   Percent of class:

            5.9%
            ---------------------------------------------------------------

      (c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote   363,125

      (ii)  Shared power to vote or to direct the vote    217,435

      (iii) Sole power to dispose or to direct the disposition of 363,125

      (iv)  Shared power to dispose or to direct the disposition of 217,435

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            Not applicable.


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CUSIP NO. 81631R 10 7              13G             PAGE 6 of 6 PAGES
---------------------                             ------------------


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 12, 1998
                                         ----------------------------
                                                     Date

                                         /s/ Willard L. Umphrey
                                         ----------------------------
                                                   Signature

                                               Willard L. Umphrey
                                         ----------------------------
                                                   Name/Title

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